Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 12, 2012

Ipath Exchange Traded Notes Commodities Currencies Equities Fixes Income The Basics of iPath® Pure Beta Commodity Exchange Traded Notes A New Way to Access Commodities Commodities have long been a source of diversification for investors, and the iPath Pure Beta Commodity Exchange Traded Notes (ETNs) offer investors a new way to access this important asset class. Each series of ETNs is linked to a Barclays Pure Beta Index, and is designed to provide access to commodities futures while offering the potential to mitigate roll yield and the effects of futures contract price distortions in the commodity markets. BARCLAYS

The Impact of Roll Yield on Traditional Commodity Investments Investors have traditionally gained exposure to commodity markets via futures contracts or products linked to futures contracts. This avoids the impracticalities of holding and storing the underlying physical asset. When a futures contract approaches its expiry, investors holding the futures contract must roll their position in the current futures contract into a futures contract with expiry further in the future. If the prices of the futures contracts are not the same at the time of the roll, the position will be rolled into futures contracts representing a different amount of the underlying physical commodity. Over time, this roll process increases or decreases the number of futures contracts the investor is exposed to and, relative to the spot price, may create an additional source of gains or losses. Thus, an investor holding a commodity investment based on futures contracts may experience either a profit or a loss due to the roll process even if the spot price of the commodity has remained unchanged. The gain or loss generated by holding and rolling the futures contract is known as the roll yield and can have significant impact on an investor’s total return. Futures markets that generate negative roll yield are said to be in “contango” and futures markets that generate positive roll yield are said to be in “backwardation” (Figure 1). Contango When the prices of futures contracts with distant delivery months are higher than prices of futures contracts with nearer delivery months, the futures curve is said to be in “contango.” In the example in Figure 1, the sale of a futures contract with January delivery would take place at a lower price than the purchase of a similar futures contract with February delivery of the same calendar year. This is the most common natural state of the futures markets, as higher-priced longer-dated contracts account for the cost of storage. Backwardation When the prices of futures contracts with distant delivery months are lower than prices of futures contracts with nearer delivery months, the futures curve is said to be in “backwardation.” In the example in Figure 1, the sale of a futures contract with January delivery would take place at a higher price than the purchase of a similar futures contract with February delivery of the same calendar year. Figure 1: Understanding Contango and Backwardation Price of futures contract (January delivery) Price of futures contract (February delivery) $10 Contango Backwardation $11 $9 For illustrative purposes only. 2

The Barclays Pure Beta Indices As discussed previously, the Barclays Pure Beta Indices may roll into futures contracts with different expiration dates, and as such, they may offer the potential to mitigate the effect of roll yield (contango and backwardation) and the effects of futures contract price distortions in the commodity markets. The index methodology uses a four step selection process to determine the monthly allocation for each commodity in an index and allocates to one futures contract per commodity (Figure 2). Figure 2: Barclays Pure Beta Allocation Methodology By combining information on the price and open interest of the first 12 futures contracts along the futures curve, Front Year Average Price (“FYAP”), which calculates an average price weighted by the open interest of the first 12 futures contracts, can create a better measure of a commodity’s economic value than using the front month futures contract. As Pure Beta Indices seek to select the future contract that best tracks the FYAP, each futures contract is ranked according to how closely it tracks the FYAP. To ensure the scalability and tradability of Pure Beta Indices, a liquidity filter is applied to remove futures contracts that are not traded with sufficient volume. Certain futures contracts are subject to price distortions due to short term demand/supply factors (for example, severe weather conditions, inventory shortage). These futures contracts which have exhibited these distortions are filtered out. Each month, allocation is made to one futures contract per commodity that is deemed to be most representative of the returns for that commodity. Front Year average price “FYAP” Tracking Error Liquidity Filter Dislocation Filter Allocation 3

After ranking each contract according to how closely it tracks the FYAP then eliminating contracts that do not meet the liquidity or dislocation filters, the methodology identifies one futures contract that is deemed to be the most representative of returns for that commodity. The selection of the representative futures contract is illustrated in Figure 3. For a commodity, once the FYAP is calculated: The first 12 futures contracts along the futures curve are ranked by their tracking error1 to FYAP (represented by the blue bars in Figure 3). The liquidity filter eliminates futures contracts with a “percentage of open interest” 2 of less than 7% (as shown in the first row underneath the graph in Figure 3). The dislocation filter eliminates futures contracts that may have been vulnerable to price distortions (as shown in the second row underneath the graph in Figure 3). In the example in Figure 3, contract 6 was selected as it is the contract having the lowest tracking error to FYAP among the eligible futures contracts that were not filtered out by the liquidity and dislocation filters. iPath Pure Beta Commodity Exchange Traded Notes The iPath Pure Beta Commodity ETNs offer investors access to broad-based, sector, and single commodities exposure in an exchange-traded vehicle that may be cost effective for investors. The iPath Pure Beta Commodity ETNs currently available to investors are listed in Figure 4. Investors should note the issuer redemption terms applicable to these ETNs, in which Barclays Bank PLC has the right to redeem a series of ETNs (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity.3 Figure 3: Representative Futures Contract Selection—Tracking Error to FYAP and Liquidity/Dislocation Filters Tracking Error to FYAP (%) 7 6 5 4 3 2 1 0 1 2 3 4 5 6 7 8 9 10 11 12 Contract Maturities Liquidity Filter Dislocation Filter For illustrative purposes only. Tracking error is the deviation of the past three months of differences between the daily returns of the FYAP and a futures contract. “Percentage open interest” is calculated by dividing the open interest of the futures contract by the commodity’s total front year open interest. Open interest refers to the number of such futures contracts traded that have not yet been liquidated either by an offsetting transaction or by delivery of the underlying commodity. To exercise their right to redeem, Barclays Bank PLC must deliver notice to the holders of the series of ETNs to be redeemed not less than ten calendar days prior to the redemption date specified by Barclays Bank PLC in such notice. If Barclays Bank PLC redeems a series of ETNs, investors will receive a cash payment in U.S. dollars per ETN in an amount equal to the applicable closing indicative value on the applicable valuation date. 4

Key Characteristics of the iPath Pure Beta Commodity ETNs

- Each series of ETNs is linked to a Barclays Pure Beta Index, which seeks to mitigate effects of futures contract price distortions in commodity investments.
- Each Barclays Pure Beta Index is linked to the same futures contract(s) that underlie a corresponding reference index.
- While traditional commodity indices generally roll into futures contracts based on a pre-determined schedule, Barclays Pure Beta Indices roll, on a monthly basis, into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Pure Beta Series 2 Methodology.
- Barclays Pure Beta Indices employ a liquidity filter to try to avoid allocations to illiquid futures contracts.

Figure 4: iPath Pure Beta Commodity Exchange Traded Notes

iPath ETN	NYSE Ticker	Yearly Fee*	Futures Execution Cost**
Broad			
iPath® Pure Beta Broad Commodity ETN	BCM	0.75%	0.10%
iPath® Pure Beta S&P GSCI®-Weighted ETN	SBV	0.75%	0.10%
Sector			
iPath® Pure Beta Agriculture ETN	DIRT	0.75%	0.10%
iPath® Pure Beta Energy ETN	ONG	0.75%	0.10%
iPath® Pure Beta Grains ETN	WEET	0.75%	0.10%
iPath® Pure Beta Industrial Metals ETN	HEVY	0.75%	0.10%
iPath® Pure Beta Livestock ETN	LSTK	0.75%	0.10%
iPath® Pure Beta Precious Metals ETN	BLNG	0.75%	0.10%
iPath® Pure Beta Softs ETN	GRWN	0.75%	0.10%
Single			
iPath® Pure Beta Aluminum ETN	FOIL	0.75%	0.10%
iPath® Pure Beta Cocoa ETN	CHOC	0.75%	0.10%
iPath® Pure Beta Coffee ETN	CAFE	0.75%	0.10%
iPath® Pure Beta Copper ETN	CUPM	0.75%	0.10%
iPath® Pure Beta Cotton ETN	CTNN	0.75%	0.10%
iPath® Pure Beta Crude Oil ETN	OLEM	0.75%	0.10%
iPath® Pure Beta Lead ETN	LEDD	0.75%	0.10%
iPath® Pure Beta Nickel ETN	NINI	0.75%	0.10%
iPath® Pure Beta Sugar ETN	SGAR	0.75%	0.10%

* *Your return on your ETNs will be reduced by an investor fee. The investor fee is equal to the Yearly Fee times the closing indicative value of your securities times the daily index factor, calculated on a daily basis in the following manner: the investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value of your securities on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365. The index factor on any index business day will be equal to the closing indicative value of the index on that index business day divided by the closing level of the index on the immediately preceding index business day.*

** *On each calendar day, a "futures execution cost" will be charged and deducted from the closing indicative note value of each ETN. The effect of the futures execution cost accumulates over time and is subtracted at a rate of 0.10% per year. See the applicable prospectus for more details.*

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Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities. Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events. 6

Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities. Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events. 6

1-877-764-7284 www.iPathETN.com iP-0517-0512 BARCLAYS